N E W S R E L E A S E

ANNUAL FINANCIAL RESULTS

March 24, 2006

Nevsun Resources Ltd., (NSU-TSX/AMEX) is pleased to announce its annual results for 2005.  The following is a brief summary; all dollar amounts are stated in United States dollars.

The Company’s cash position at December 31, 2005 was approximately $24 million. The loss for the year was $9.9 million (2004 - $12.5 million), including exploration expense of $7.4 million (2004 - $9.7 million). Another significant component of the reported losses was stock-based compensation of $1.5 million  (2004 - $2.4 million), recorded in accordance with current accounting standards.

Complete details of the December 31, 2005 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

During January 2006 the Company took over the final build of the Tabakoto project in Mali and commenced commissioning in February. Significant progress was also made on the Bisha project during 2005, including the delivery in December of a positive scoping study by AMEC Americas. The Bisha feasibility study is scheduled for completion by AMEC during Q3 2006.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu06-08.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com